August 6, 2025

Todd Telesz
Chief Financial Officer
Hallador Energy Co
1183 East Canvasback Drive
Terre Haute, Indiana
47802

       Re: Hallador Energy Co
           Form 10-K for the Fiscal Year ended December 31, 2024
           Filed March 17, 2025
           File No. 001-34743
Dear Todd Telesz:

       We have reviewed your filing and have the following comments.

       Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

       After reviewing your response to this letter, we may have additional comments.

Form 10-K for the Fiscal Year ended December 31, 2024
Properties, page 39

1. We note that you include a comparison of proven and probable mineral reserves for the Oaktown Mining Complex on page 49, which indicates reserves decreased from
       60.7 million tons at December 31, 2023 to 34.5 million tons at December 31, 2024, although the disclosure does not include the required explanations.

       Please expand your comparison of mineral reserves to include the information prescribed by Item 1304(e)(2) and (4) of Regulation S-K, i.e. specifying the net difference between the two years as a percentage of the earlier amount, and indicating the extent to which the change is attributable to depletion, production, changes in the mining methods or model utilized for estimation, and changes in commodity prices, operating costs, and acquisitions or disposals, as appropriate.
 August 6, 2025
Page 2

       Please also revise your disclosures on pages 47, 48 and 50, referencing Exhibits 99.1 and 99.2 for an updated technical report summary regarding your estimates of mineral reserves prepared by the qualified person, and a March 7, 2025 letter from the qualified person, as these appear to be inaccurate; we see that you filed a report at
       Exhibit 96.1 although this does not appear to include the letter.

Financial Statements
Note 1 - Summary of Significant Accounting Policies
Long-term Contracts, page 74

2. We note your disclosures indicating the number of customers associated with 89% of delivered energy revenue, 88% of capacity revenue, and 94% of third-party coal sales, where revenues derived from such customers individually were 10% or more of total revenues for the classification; and it appears that you have taken a similar approach in formulating the significant customer disclosures on pages 23 and 51.

       Please expand your disclosures to indicate the amount of revenue for each customer that accounts for 10 percent or more of the total and to specify the segment in which the revenue is reported to comply with FASB ASC 280-10-50-42.


        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Yong Kim at 202-551-3323 or Karl Hiller at 202-551-3686 if you have questions regarding comments on the financial statements and related matters. Please contact
John Coleman at 202-551-3610 if you have questions regarding the engineering comment.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of Energy &
Transportation
cc:   Sean Ewen